December 17, 2018

Mutual Fund & Variable Insurance Trust 36 N. New York Avenue Huntington, NY 11743

Re: Mutual Fund & Variable Insurance Trust, File Nos. 033-11905 and 811-05010

Gentlemen:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 186 to the Registration Statement, File Nos. 333-11905 and 811-05010 (the “Registration Statement”), of Mutual Fund & Variable Insurance Trust (the “Trust”), a Delaware statutory trust.

We have examined a copy of the Trust’s Agreement and Declaration of Trust, the Trust’s By-laws, the Trust’s record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after Post-Effective Amendment No. 186 is effective for the purposes of applicable federal and state securities laws, the shares of the following series of the Trust in the table below (the “Funds”), if issued in accordance with the then-current Prospectus and Statement of Additional Information of the Funds, will be legally issued, fully paid and non-assessable. The opinions expressed herein are limited to matters of Delaware statutory trust law and United States federal law as such laws exist today; we express no opinion as to the effect of any applicable law of any other jurisdiction. We assume no obligation to update or supplement our opinion to reflect any facts or circumstances that may hereafter come to our attention, or changes in law that may occur hereafter.

1	Rational Trend Aggregation VA Fund
2	Rational Insider Buying VA Fund
3	Rational Dividend Capture Fund
4	Rational Dynamic Brands Fund
5	Rational/ReSolve Adaptive Asset Allocation Fund
6	Rational Hedged Return Fund
7	Rational Income Opportunities Fund
8	Rational Iron Horse Fund
9	Rational Risk Managed Emerging Markets Fund
10	Rational Strategic Allocation Fund
11	Rational NuWave Enhanced Market Opportunity Fund
12	Trend Aggregation Dividend and Income Fund
13	Trend Aggregation Growth Fund
14	Context Insurance Linked Income Fund

We give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 186 to the Registration Statement. This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent. This opinion is prepared for the Trust and its shareholders, and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP

AD/JMS